UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

MAGNETEK, INC.

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Delaware	95-3917584
(State or Other Jurisdiction of Incorporation)	(IRS Employer Identification No.)

N49 W13650 Campbell Drive
Menomonee Falls, WI	53051
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12 (b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
Common Stock, $0.01 par value	The NASDAQ Stock Market LLC
Preferred Stock Purchase Rights	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: None.

Securities to be registered pursuant to Section 12(g) of the Act: None.

Item 1. Description of Registrant's Securities to be Registered.

This Form 8-A is being filed in connection with Magnetek, Inc.'s (the “Company”) listing of common stock, $0.01 par value (the “Common Stock”), and preferred stock purchase rights attached thereto (each a “Right” and collectively, the “Rights”) pursuant to Section 12(b) of the Securities Exchange Act of 1934, on the NASDAQ Global Market commencing on December 20, 2011. We are voluntarily delisting our Common Stock (and the attached Rights) from the New York Stock Exchange as of the close of business on December 19, 2011.

The following summary is a description of the Common Stock and the Rights pursuant to the Company's Restated Certificate of Incorporation, Amended and Restated Bylaws (the “Bylaws”) and the Rights Agreement (defined below). The following summary does not purport to be complete and is subject to and qualified in its entirety by the provisions of the Company's Restated Certificate of Incorporation and Bylaws and the Rights Agreement, copies of which are incorporated herein by this reference.

General

The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock and 500,000 shares of preferred stock, $1.00 par value, which may be issued in one or more series, with such powers, designations, preferences and relative, participating or other special rights and qualifications, limitations or restrictions thereof as shall be determined by the Board of Directors.

Common Stock

As of December 15, 2011, 3,287,179 shares of Common Stock were issued and outstanding. The holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors. There is no right to cumulate votes in the election of directors. Except as otherwise provided in our Restated Certificate of Incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority, or, in the case of election of directors, by a plurality, of the votes entitled to be cast by all shares of Common Stock present in person or represented by proxy, voting together as a single class. The Company reserves the rights to repeal, alter, amend or rescind any provision contained in the Restated Articles of Incorporation in the manner now or hereafter prescribed by the law of the State of Delaware. In addition, the Company's Bylaws may be altered, amended or repealed, by a majority vote of the stockholders or the Board of Directors.

The holders of Common Stock are entitled to any dividends that may be declared by the Board of Directors out of funds legally available, provided that before any dividend or other distribution is paid or declared on any shares of Common Stock there must be set aside out of any funds of the Company available for dividends such sums as the directors, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Company, or for such other purpose as the directors shall think conducive to the interests of the Company; and, provided further, that the payment of dividends on the shares of Common Stock is subject to any preferential dividend rights of any outstanding preferred stock and any contractual restrictions the Company has against the payment of dividends on Common Stock.

Upon any liquidation, dissolution, or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.

The Common Stock is not redeemable. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights and have no right to convert their Common Stock into any other securities. There are no sinking fund provisions for or applicable to the Common Stock. The outstanding shares of Common Stock are not liable to further call or to assessment by the Company. All of the outstanding shares of Common Stock are fully paid and nonassessable.

The Restated Certificate of Incorporation expressly states that the Company has elected not to be governed by Section 203 of the Delaware General Corporate Law, which prohibits a publicly held Delaware corporation from engaging in a “business combination,” as defined in clause (c)(3) of that section, with an “interested stockholder,” as defined in clause (c)(5) of that section, for a period of three years after the time the stockholder became an interested stockholder unless certain conditions are satisfied. Other provisions of the Company's Restated Certificate of Incorporation and Bylaws, however, could deter, delay or prevent a third-party from acquiring the Company, even if doing so would benefit the stockholders. The provisions include the following:

•
The Restated Certificate of Incorporation authorizes the Board of Directors to issue up to 500,000 shares of serial preferred stock and to determine the price, rights, preferences and privileges of these shares, without stockholder approval (of which 35,000 shares are designated as Series A Junior Participating Cumulative Preferred).

•
The Bylaws provide that special meetings of the stockholders shall be called only by the President or Secretary at the request in writing of a majority of the Board of Directors, and may be called by the President.

•
The Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors. In order for any matter to be “properly brought” before a meeting, a stockholder must comply with requirements regarding advance notice and provide certain information to the Company.

•
The Bylaws provide that any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken and bearing the dates of signature of the stockholders who signed the consent or consents, is signed by the holders of our outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted.

•
The Bylaws provide that any person who is an “Interested Party,” as defined in the Bylaws, or related, affiliated or associated with an “Interested Party” in the manner provided in the Bylaws, shall not be qualified to be elected to, or appointed to fill a vacancy on, the Board of Directors of the Company during the pendency of a “Business Combination,” as defined in the Bylaws.

The foregoing description of the Common Stock is qualified in its entirety by the provisions of the Company's Restated Articles of Incorporation and Bylaws, as set forth in the Exhibits to this registration statement, which are incorporated by reference in this Item 1.

The Company's transfer agent is American Stock Transfer and Trust Company, LLC.

Attached Rights

Effective as of April 30, 2003, the Board of Directors of the Company entered into a Rights Agreement (as amended, the “Rights Agreement”) with Bank of New York Mellon, as Rights Agent and as successor in interest to The Bank of New York, and authorized and declared a dividend of one Right for each share of Common Stock of the Company. The dividend was payable on May 12, 2003 to the holders of record of shares of Common Stock as of the close of business on such date.

The information contained in the Company's Form 8-A, filed with the Commission on May 12, 2003, is hereby incorporated by reference in this Item 1. The description of the Rights is qualified in its entirety by the provisions of the Rights Agreement, including its Exhibits, and the Certificate of Designations of Series A Junior Participating Cumulative Preferred Stock, which are attached as Exhibits to this registration statement and incorporated by reference in this Item 1.

Item 2. Exhibits.

1.
Restated Certificate of Incorporation of the Company, as filed with the Delaware Secretary of State on November 21, 1989 (incorporated by reference to Form S-3, Commission File No. 33-41854, filed on August 1, 1991).

2.	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.1 to Form 8-K, filed August 9, 2011).

3.
Certificate of Designation of Series A Junior Participating Cumulative Preferred Stock, par value $1.00 per share of Magnetek, Inc. filed with the Secretary of State of the State of Delaware on November 15, 1993 (incorporated by reference to Exhibit 2 to Form 8-A, Commission File No. 001-10233, filed on May 12, 2003).

4.
Rights Agreement dated as of April 30, 2003 by and between the Company and The Bank of New York, as Rights Agent, including the Form of Right Certificate attached thereto as Exhibit A (incorporated by reference to Exhibit 1 to Form 8-A, Commission File No. 001-10233, filed on May 12, 2003).

5.	Summary description of the Rights subject to the Rights Agreement dated as of April 30, 2003 (incorporated by reference to Item 1 of Form 8-A, Commission File No. 001-10233, filed on May 12, 2003).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: December 19, 2011

MAGNETEK, INC.

/s/ Marty J. Schwenner
By:	Marty J. Schwenner
Vice President and Chief Financial Officer

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